

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

AMEND

SEC FILE NUMBER
51706



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Dove, Ste 550
(No. and Street)

Newport Beach, CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carin R. Amaradio (949)975-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shirley Miller
(Name – *if individual, state last, first, middle name*)

2726 Peachtree, Ontario, CA 91761
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


LAURIE ANN THOMPSON
Comm. # 1280079
NOTARY PUBLIC-CALIFORNIA
Orange County
My Comm. Expires Nov. 7, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES EQUITY GROUP
COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 134,816
LESS:	
HAIRCUT ON CASH	(662)
PREPAID EXPENSES	(14,876)
FIXED ASSETS, NET	(760)
DEPOSITS	(3,984)
INVESTMENTS	(29,300)
NET CAPITAL	$ 85,234
MINIMUM NET CAPITAL REQUIRED (GREATER OF $50,000 OR 6.667% OF $21,935 AGGREGATE DEBT)	50,000
EXCESS NET CAPITAL	$ 35,234

NET CAPITAL PER THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 85,762
ADD: AUDIT ADJUSTMENTS (SEE NOTE BELOW)	(528)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$ 85,234

NOTE: ADJUSTMENTS TO NET CAPITAL PER AUDITOR INCLUDED

POSTING OF PREPAID EXPENSES	$ 14,876
POSTING OF DEPRECIATION EXPENSE	(338)
POSTING OF LEGAL EXPENSES	(528)
LESS: ACCUMULATED DEPRECIATION DISALLOWED	338
LESS: PREPAID EXPENSES DISALLOWED	(14,876)
	$(528)